Exhibit 99
Exhibit 99 to Form 10-Q
                   Press Release Issued November 11, 2003

For Immediate Release                                        November 11, 2003
               Improved First Quarter Earnings at Bowl America

Bowl America reported that earnings for its first fiscal quarter, which ended September 28, 2003, increased to $.31 per share from $.05 in the prior year's first quarter, primarily as a result of proceeds from the disposal of the property that housed a money-losing bowling center. Without this transaction, earnings per shares would have increased to $.06.

The proceeds have been designated for the acquisition of property for a new bowling center which may qualify for a deferral of the tax on the profit if the acquisition is closed within six months of the disposal. In the event such qualification does not take place, the tax would be paid this year.

League bowling at comparable centers during October, the first full month of the new season, would have been virtually unchanged from last year except for declines in our Florida centers. These centers were subject to a new smoking ban. Mild, sunny weather in Maryland and Virginia, including 80 degree days in November, depressed daytime open play.

Bowl America operates eighteen bowling centers and its stock trades on the American Stock Exchange with the symbol BWLA. The Company's SEC Form 10-Q is available at www.bowl-america.com.

                           BOWL AMERICA INCORPORATED
                             Results of Operations
                                  (unaudited)

                                                Thirteen weeks ended
                                        September 28,           September 29,
                                            2003                    2002

Revenues
 Bowling and other                        $4,325,269              $4,278,984
 Food & mdse sales                         1,819,906               1,847,018
                                           _________               _________
                                           6,145,175               6,126,002
Operating expenses
 excluding depreciation  and amortization  5,517,203               5,428,742
Depreciation and amortization                394,930                 441,152

Net gain on sale of building               2,168,117                    -
Interest & dividend                           95,981                 115,436

Earnings before taxes                      2,497,140                 371,544

Net Earnings                              $1,573,940              $  237,417

Weighted average shares outstanding        5,138,574               5,149,996

EARNINGS PER SHARE                              $.31                    $.05



                         SUMMARY OF FINANCIAL POSITION
                                  (unaudited)
                             Dollars in Thousands

                                                         9/28/03      9/29/02
ASSETS

Total current assets including cash and
 short-term investments of $11,210 & $9,728              $14,643      $11,594
Property and investments                                  24,199       23,578
                                                          ______       ______
TOTAL ASSETS                                             $38,842      $35,172


LIABILITIES AND STOCKHOLDERS'EQUITY

Total current liabilities                                $ 3,454      $ 1,970
Other liabilities                                          1,736        1,632
Stockholders' equity                                      33,652       31,570
                                                          ______       ______
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $38,842      $35,172


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